UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                       to

Commission file number   001-15081

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNIONBANCAL CORPORATION
400 CALIFORNIA STREET
 SAN FRANCISCO, CALIFORNIA 94104

UNION BANK OF CALIFORNIA, N.A.
401(k) PLAN AND TRUST

Financial Statements as of December 31, 2005
and 2004 and for the Year Ended December 31,
2005, Supplemental Schedule as of December 31,
2005 and Report of Independent Registered Public
Accounting Firm

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005 - Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year)	8

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

Trustees and Participants of
Union Bank of California, N.A. 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Union Bank of California, N.A. 401(k) Plan and Trust (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
June 21, 2006

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments:
At fair value
Mutual funds	$537,444,783	$477,671,534
UnionBanCal Corporation common stock	190,891,952	170,724,523
Commingled fund	110,456,839	107,844,905
Participant loans	20,217,036	19,090,453
	859,010,610	775,331,415

Accrued dividend receivable	1,141,298	—

Cash	—	242,071

Total assets	860,151,908	775,573,486

LIABILITIES
Accrued trustee fees	40,003	35,011

NET ASSETS AVAILABLE FOR BENEFITS	$860,111,905	$775,538,475

See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

INVESTMENT INCOME:
Interest and dividends	$30,692,902
Net appreciation in fair value of investments	24,755,838

Net investment income	55,448,740

CONTRIBUTIONS:
Employees	54,037,617
Employer	22,795,908

Total contributions	76,833,525

Total additions	132,282,265

DEDUCTIONS:
Benefits paid	(47,253,079)
Trustee and administrative expenses	(455,756)

Total deductions	(47,708,835)

INCREASE IN NET ASSETS	84,573,430

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	775,538,475

End of year	$860,111,905

See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                 GENERAL DESCRIPTION OF THE PLAN

The following description of the Union Bank of California, N.A. 401(k) Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation - All employees are eligible to participate in the Plan commencing on the first quarterly entry date following the employee’s date of hire provided the date of hire is at least 30 or 31 days before the entry date.

Administration - Plan assets are managed by the investment managers designated by the Employee Deferred Compensation and Benefit Plans Administrative Committee (“EDCBPA”). The current investment managers are HighMark Capital Management, Inc. (an affiliate of Union Bank of California, N.A. (the “Bank”)), Vanguard Group Inc., PIMCO Dresdner RCM Capital Management, L.L.C., Putnam Investments, and T. Rowe Price. The Investment Subcommittee of the EDCBPA assists the EDCBPA to prepare investment guidelines and monitor the performance of the investment managers. The Investment Subcommittee reports regularly to the EDCBPA, which in turn reports to the Directors’ Executive Compensation and Benefits Committee (“Directors’ Committee”) (a committee of the Board of Directors of UnionBanCal Corporation). The Directors’ Committee provides general oversight for the activities of the EDCBPA. The Bank serves as the trustee and the administrator for the Plan.

Contributions - Each participant may elect to contribute 1% to 25% of his or her basic compensation as defined in the plan on a pretax basis, subject to certain Internal Revenue Code limits. Matching pretax contributions are made by the Bank at a rate of 50% of employee pretax contributions, up to a maximum of 3% of basic compensation.

Participants may also elect to contribute 1% to 10% of their basic compensation on an after-tax basis. Pretax and after-tax employee contributions may not, in the aggregate, exceed 25% of basic compensation. The Bank may, at its discretion, make certain other contributions, including profit sharing. All contributions are subject to Internal Revenue Code (“IRC”) limitations.

All contributions and an allocation of Plan earnings are credited to an individual account established in the name and for the exclusive benefit of the participant and his or her beneficiaries. The account is charged with withdrawals and an allocation of Plan losses.

The Plan offers participants the choice of investing in sixteen different investment funds and UnionBanCal Corporation common stock. In addition, participants may also obtain loans, which are secured by their vested account balances.

Each participant has the option of determining the investment selections in which contributions and account balances are to be invested. The participant may direct all investments to one selection or divide investments among several selections in increments of 1% of total amounts allocated to investments.

Participant Loans - The Plan allows participants to borrow up to 50% of their vested balance, up to a maximum loan of $50,000. Loans are secured by the balance in the participant’s account and made for a period of 1 to 5 years, unless the loan is used to purchase a primary residence, in which case the term may extend to 15 years. The rate of interest is fixed and is equal to the Bank’s secured regular savings account rate (formerly secured passbook savings account rate). The Bank no longer has a secured passbook savings account rate. Certain interest rates on loans have been inherited from loans of 401(k) plans that have merged into this Plan. Principal and interest are paid ratably through payroll deductions.

Vesting - The participants’ vested account balances are used to provide benefits. All contributions, including Bank matching contributions and profit-sharing contributions, are fully vested and nonforfeitable at all times.

Benefits - Participants will receive the vested value of their accounts as of the last valuation date, together with any vested contributions credited thereafter, thirty days after one of the following events occurs, unless later payment is requested:

•                  Retirement (attaining age 65, the normal retirement age under the Plan)

•                  Termination of employment (including death and disability)

Distributions of vested benefits are made in single lump-sum payments, unless an equal payment plan was in place prior to July 1, 2001. Upon termination or partial termination of the Plan, the accounts of affected participants may continue to be held in trust or may be distributed to the participants as determined by the EDCBPA, but only to the extent permitted by law.

Plan Termination - Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - Investments are stated at fair value. Shares of registered investment companies and commingled funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are carried at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits - Benefits payments to participants are recorded upon distribution.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds and commingled funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.                 INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004 are as follows:

	2005	2004
UnionBanCal Corporation common stock	$190,891,952	$170,724,523

Mutual funds:
HighMark Diversified Money Market Fund	84,358,358	81,284,100
HighMark Balanced Fund	—	39,503,124
T. Rowe Price Balanced Fund	43,709,943	—
HighMark Value Momentum Fund	124,899,128	117,887,770
Vanguard Index Trust 500 Portfolio	77,175,978	71,386,846
T. Rowe Price Small-Cap Stock Fund	49,459,513	41,929,216
PIMCO Dresdner RCM Large-Cap Growth Fund	61,719,728	54,724,067

Commingled fund -
Stable Value Fund	110,456,839	107,844,905

During 2005, net appreciation in fair value of investments was as follows:

UnionBanCal Corporation common stock	$11,690,263
Mutual funds	13,065,575

Total	$24,755,838

4.                 FEDERAL INCOME TAX STATUS OF THE PLAN

The Plan has received a determination letter dated February 13, 2003, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

5.                 RELATED PARTY TRANSACTIONS

Certain investments of the Plan are managed by HighMark Capital Management, Inc., an affiliate of the Bank, and are held by the trustee, Union Bank of California, N.A. Those transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management and trustee services amounted to $455,756 for the year ended December 31, 2005.

At December 31, 2005 and 2004, the Plan held 2,777,681 and 2,647,713 shares, respectively, of common stock of UnionBanCal Corporation, with a cost basis of $106,322,621 and $83,002,435, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $5,297,544 for such common stock.

6.                 SUBSEQUENT EVENT

Effective March 1, 2006 the portion of the Plan assets invested in the UnionBanCal Corporation common stock became an Employee Stock Ownership Plan and participants may elect to have the dividend earned on UnionBanCal Corporation common stock paid directly to them as a taxable cash payment or continue to be reinvested in their 401(k) Plan account.

* * * * * *

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issuer	Description	Units	Current Value
UnionBanCal Corporation*	UnionBanCal Corporation common stock	2,777,681	$190,891,952

Registered investment companies:

Union Bank of California, N.A.*	HighMark Diversified Money Market Fund	84,346,691	84,358,358
Union Bank of California, N.A.*	HighMark Bond Fund	2,795,034	29,602,254
Union Bank of California, N.A.*	HighMark Value Momentum Fund	5,684,636	124,899,128
The Vanguard Group	Vanguard Index Trust 500 Portfolio	676,893	77,175,978
The Vanguard Group	Vanguard Extended Index Institutional	891,236	30,562,983
The Vanguard Group	Vanguard Target Retirement Income	112,914	1,178,819
The Vanguard Group	Vanguard Target Retirement 2005	244,738	2,674,988
The Vanguard Group	Vanguard Target Retirement 2015	623,837	7,149,174
The Vanguard Group	Vanguard Target Retirement 2025	419,017	4,931,827
The Vanguard Group	Vanguard Target Retirement 2035	184,875	2,266,561
The Vanguard Group	Vanguard Target Retirement 2045	139,489	1,753,382
Putnam Funds	Putnam International Fund	608,678	16,002,147
T. Rowe Price	T. Rowe Price Balanced Fund	2,210,789	43,709,943
T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	1,507,316	49,459,513
PIMCO Funds	PIMCO Dresdner RCM Large-Cap Growth Fund	4,392,817	61,719,728

Commingled fund:
Union Bank of California, N.A.*	Stable Value Fund	110,447,056	110,456,839

Union Bank of California, N.A.*	Participant Loans (2,374 loans outstanding with interest rates ranging from 4.75% to 12%)	N/A	20,217,036
			$859,010,610

*                    A party-in-interest, as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

By:	/s/ PAUL E. FEARER
Paul E. Fearer Executive Vice President & Director, Human Resources Union Bank of California, N.A.

Date:  June 26, 2006

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP